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SECURITIES AND EXCHANGE COMMISSION



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SEC FILE NUMBER
8- 46412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2000 (MM/DD/YY) AND ENDING 12/31/2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Asia Pacific Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Menlo Park, Suite 206

(No. and Street)

Edison (City) New Jersey (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Xia (212) 381-4500

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA

(Name — *if individual, state last, first, middle name*)

207 Hallock Rd. Suite 208, Stony Brook, NY 11790

(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Xia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Securities, Inc., as of December 31, 19 2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public

Signature

Chairman

Title

HOWARD SPINDEL
Notary Public, State of New York
No. 30-4787941
Qualified in Nassau County
Commission Expires Sept. 30, 20 01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2000

INDEX

DECEMBER 31, 2000

631 689 0400 ■ 631 689 0181 Fax


JPC

JOHN P. COMPARATO C.P.A., P.C.

March 20, 2001

To the Board of Directors
Asia Pacific Securities, Inc.

We have audited the accompanying statements of financial condition of Asia Pacific Securities, Inc. as of December 31, 2000, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Asia Pacific Securities, Inc. as of December 31, 2000, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Asia Pacific Securities, Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2000

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 42,664
Marketable Securities Owned, at Market Value	27,278
Clearing Deposit	15,000
	84,942
FIXED ASSETS	
Net of Accumulated Depreciation of $ 6,560	11,493
OTHER ASSETS	7,998
TOTAL ASSETS	$ 104,433

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 1,428
Payroll Taxes Payable	883
Loan From Shareholder	2,688
	4,999
STOCKHOLDER'S EQUITY	
Common Stock - $1 par value,	
Class A $.1 par value, 600 shares authorized, 30 issued	1
Class B $.1 par value, 400 shares authorized, 7 issued	1
Additional Paid-In Capital	574,900
Accumulated Deficit	<475,468>
	99,434
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 104,433

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

REVENUE	
Interest & Dividends	2,119
Other Income	32,581
TOTAL REVENUE	34,700
EXPENSES	
Employee Compensation and Benefits	48,550
Occupancy Costs	35,029
Travel & Entertainment Expenses	11,002
Consulting Fees	56,925
Professional Fees	6,547
Other Operating Expenses	14,555
TOTAL EXPENSES	172,608
NET LOSS BEFORE UNREALIZED INVESTMENT LOSS	<137,908>
UNREALIZED INVESTMENT LOSS	<38,945>
NET LOSS	<176,853>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000

	Common Stocks		Paid-In	Accumulated
	Class A	Class B	Capital	Deficit
Balance, January 1, 2000	$ 1	$ 1	$ 529,998	$ <298,615>
Net Income <Loss>			--	<176,853>
Capital Contributions			44,902	--
Balance, December 31, 2000	$ 1	$ 1	$ 574,900	$ <475,468>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

OPERATING ACTIVITIES	
Net Loss	$ <176,853>
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	2,979
Changes in Operating Assets and Liabilities:	
Decrease in Clearing Deposits	44,276
Decrease in Marketable Securities	36,559
Decrease in Current Liabilities	<9,407>
NET CASH USED BY OPERATING ACTIVITIES	<102,446>
FINANCING ACTIVITIES:	
Capital Contributions	44,902
NET DECREASE IN CASH	<57,544>
CASH AT BEGINNING OF PERIOD	100,208
CASH AT END OF PERIOD	$ 42,664

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 -- GENERAL INFORMATION

Asia Pacific Securities, Inc. (the "Company") was incorporated under the laws of the state of Delaware on July 29, 1997. The Company has been formed with the intention of providing investment banking and corporate finance services to domestic and international companies. On March 31, 1998, the Company was approved by the National Association of Securities Dealers, Inc. ("NASD") for registration as a broker or dealer in securities under the Securities Exchange Act of 1934.

The Company has no trading accounts, nor does it hold cash or securities for or on behalf of any Customers or clients. The Company will clear all transactions on a fully disclosed basis through a clearing broker-dealer pursuant to a signed agreement.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method
Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

b. Depreciation
Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

c. Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash and short-term highly liquid investment having maturities of three months or less from their acquisition date.

d. Use of Estimates
The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgement and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

NOTE 3 -- INCOME TAXES

Income taxes are recorded using the asset and liability approach under Statement of Financial Accounting Standards No. 109. The Company has a Federal tax net operating loss ("NOL") carry forward of approximately $437,000, which will begin to expire in the year 2018. The Company has recorded a full valuation allowance against the deferred tax asset relating to the NOL.

NOTE 4 -- FIXED ASSETS

On December 31, 2000, Fixed Assets consists of the following:

	Estimated Useful Life	
Furniture & Fixtures	7 years	$ 11,048
Office Equipment	5 years	7,005
		18,053
Less: Accumulated Depreciation:		6,560
		$ 11,493

Depreciation expense for the year ended December 31, 2000 was $2,979.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2000, the Company had net capital of $75,851, which was $70,851 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2000

NET CAPITAL	
Total Ownership Equity	$ 99,434
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	99,434
Deductions and /or Charges:	
Non-allowable Assets	19,491
Net Capital Before Haircuts on Securities Positions	79,943
Haircuts on Securities Positions	4,092
Net Capital	$ 75,851
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Current Liabilities	4,999
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	75,352
Ratio: Aggregate Indebtedness to Net Capital	.07 to 1

The difference of $851 between this audited computation of net capital and that included in the Company's unaudited December 31, 2000 Focus Part II A filing is due to a correction to Marketable Securities.

207 Hallock Road ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.0181 Fax



JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
DCC Securities Corp.

We have examined the financial statements of Asia Pacific Securities, Inc. for the year ended December 31, 2000 and have issued our report therein dated March 20, 2001. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's

above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Asia Pacific Securities, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John C Compart